Company announcement	Orphazyme A/S in restructuring
No. 25/2022	Ole Maaløes Vej 3
DK-2200 Copenhagen N

www.orphazyme.com
Company Registration No. 32266355

Updated Financial Calendar for 2022

Copenhagen, Denmark, May 16, 2022 – Orphazyme A/S in restructuring (ORPHA.CO; ORPH) (“Orphazyme” or the “Company”), a late-stage biopharmaceutical company, announces an update to the Company’s financial calendar for the remainder of 2022 following the signing of a binding agreement with KemPharm, Inc. for sale of substantially all of the company’s assets and business activities during the Company’s in-court restructuring proceedings (see company announcement no. 24/2022):

Deadline for submission of shareholder proposals to Annual General Meeting

May 17, 2022

Annual Report 2021

June 7, 2022

Annual General Meeting 2022

June 29, 2022

Interim Report First Half 2022

September 20, 2022

For additional information, please contact

Orphazyme A/S in restructuring

Anders Vadsholt, Chief Executive Officer and Chief Financial Officer	+45 2898 9055

John Sommer Schmidt, Restructuring Administrator	+45 8620 7500

About Orphazyme

Orphazyme is a late-stage biopharmaceutical company developing arimoclomol for Niemann-Pick disease type C (NPC). Orphazyme is headquartered in Denmark. Orphazyme’s shares are listed on Nasdaq Copenhagen (ORPHA).

About arimoclomol

Arimoclomol is an investigational drug candidate that amplifies the production of heat shock proteins (HSPs). HSPs can rescue defective misfolded proteins and improve the function of lysosomes. Arimoclomol is administered orally, and has now been studied in 10 Phase 1, four Phase 2, and three pivotal Phase 2/3 trials. Arimoclomol has received Orphan Drug Designation (ODD) for NPC in the US and EU. Arimoclomol has received Fast-Track Designation (FTD), Breakthrough Therapy Designation (BTD), and Rare Pediatric Disease Designation (RPDD) from the U.S. Food and Drug Administration (FDA) for NPC. On June 17, 2021, Orphazyme received a Complete Response Letter from the FDA regarding its New Drug Application for arimoclomol for the treatment of NPC. The company has requested a type B-meeting to be held early Q3 2022.

Forward-looking statement

This company announcement may contain certain forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995 and otherwise, including forward-looking statements about the Company’s sale of substantially all of its assets and business activities to KemPharm Inc., annual meeting, annual and interim reports and timing thereof. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this company announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control, including pursuant to regulatory or judicial intervention. Except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.